Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

September 19, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 6, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Invesco BulletShares 2033 Corporate Bond ETF
Invesco BulletShares 2031 High Yield Corporate Bond ETF
Invesco BulletShares 2033 Municipal Bond ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,